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CLIENT/MATTER NUMBER

107787-0104

June 23, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler Assistant Director Securities and Exchange Commission 100 F. Street N.E. Washington, D.C. 20549

Re:	Rock Creek Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed June 5, 2014

File No. 333-196540

Dear Mr. Riedler:

On behalf of Rock Creek Pharmaceuticals, Inc. (the “Company”), we are transmitting the following response to the Staff’s letter dated June 16, 2014 containing the Staff’s comment regarding the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2014. Please be advised that the Company has filed Amendment No. 1 to the Registration Statement simultaneous with the filing of this letter. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response directly follows the applicable text.

General

1. We note that as part of your registration of 26,467,940 shares of common stock for resale by certain of your stockholders, you are seeking to register 11,600,000 shares of common stock that may be issued upon conversion of notes and warrants which may be issued to a lender, John J. McKeon, in connection with a $5.8 million loan agreement entered into on March 12, 2014. Please note that since the 11,600,000 shares of common stock are underlying securities which are not yet outstanding, it is premature to register these shares at this time. Accordingly, please amend your registration statement to remove these 11,600,000 shares of common stock. You may register the shares of common stock after the notes and warrants relating to the loan agreement have been issued.

RESPONSE: The Company has amended the Registration Statement to remove the 11,600,000 shares of common stock underlying the notes and warrants to be issued pursuant to the loan agreement.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jeffrey P. Riedler

June 23, 2014

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely